EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT


     We consent to the use in the Prospectus Supplement of CWMBS, Inc. relating to the Mortgage Pass-Through Certificates, Series 2004-4 comprising part of the Registration Statement (No. 333-109248) of CWMBS, Inc., of our report, dated May 9, 2003 (January 14, 2004 as to Note 15), which report expresses an unqualified opinion and included an explanatory paragraph referring to the Company's recognition of a loss of $111 million relating to a single insured obligation subsequent to December 31, 2002, on our audit of the consolidated financial statements on Radian Asset Assurance Inc. and Subsidiary as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002.

     We also consent to the reference to us under the heading "Experts" in such Prospectus Supplement.




/s/ Deloitte & Touche LLP
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Deloitte & Touche LLP
Stamford, Connecticut
March 25, 2004